UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Venus Concept, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92332W 105

(CUSIP Number)

R. Scott Barry

EW Healthcare Partners, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92332W 105	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,670,261 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,377,321 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,321(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 147,665 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 135,880 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,880 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,817,926 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,513,201 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,513,201 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,817,926 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,513,201 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,513,201 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,817,926 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,513,201 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,513,201 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,817,926 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,513,201 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,513,201 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,817,926 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,513,201 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,513,201 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,817,926 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,513,201 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,513,201 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,817,926 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,513,201 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,513,201 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

SCHEDULE 13D/A

Item 1. Security and Issuer. This Amendment No. 8 (“Amendment No. 8”) amends Amendment No. 7 to Schedule 13D filed on July 14, 2023 (as amended, the “Amended Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Venus Concept, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 8 have the meanings ascribed to them in the Amended Schedule 13D. This Amendment No. 8 is being filed to reflect the purchase of additional shares of Senior Convertible Preferred Stock, par value $0.0001 (the “Senior Preferred Stock”) of the Issuer that occurred on September 8, 2023 pursuant to that certain Stock Purchase Agreement (defined below), as amended, wherein the Issuer issued 292,398 shares of Senior Preferred Stock to the Reporting Persons for $1,000,001 as a follow on investment under the 2023 Private Placement (defined below):

(a)	Name of Issuer: Venus Concept, Inc.

(b)	Address of Issuer’s Principal Executive Office:

235 Yorkland Blvd, Suite 900

Toronto, ON M2J 4Y8

(c)	Title and Class of Securities: Common Stock

(d)	CUSIP Number: 92332W 105

Item 2. Identity and Background.

(a) This Amendment No. 8 is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership (“EWHP”), EW Healthcare Partners-A L.P., a Delaware limited partnership (“EWHP-A”), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ( “Essex IX Fund GP”), Essex Woodlands IX, LLC, a Delaware limited liability company (“Essex IX General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual, Petri Vainio, an individual, and Steve Wiggins, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP, EWHP-A, Essex IX Fund GP and the Essex IX General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP. The principal business of the Managers is to direct the activities of Essex IX General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) EWHP is a Delaware limited partnership; (ii) EWHP-A is a Delaware limited partnership; (iii) Essex IX Fund GP is a Delaware limited partnership; (iv) Essex IX General Partner is a Delaware limited liability company; (v) the Managers are all individuals who are citizens of the United States.

Item 5. Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES. According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission on August 14, 2023, the number of shares of the Issuer’s Common Stock outstanding on August 9, 2023 was 5,526,481 shares.

EWHP INVESTORS. As of the date of filing of this Amendment No. 8, the Reporting Persons are the beneficial owners of (i) 1,089,190 shares of the Issuer’s Common Stock (1,047,064 shares held by EWHP and 42,126 shares held by EWHP-A), (ii) 1,000,050 shares of the Issuer’s Common Stock (961,370 shares held by EWHP and 38,680 shares held by EWHP-A), issuable upon conversion of 1,500,000 shares of Voting Convertible Preferred Stock (1,441,983 shares held by EWHP and 58,017 shares held by EWHP-A) acquired in November 2022 (the “Junior Preferred Stock”), (iii) 1,099,770 shares of the Issuer’s Common Stock (1,057,235 shares held by EWHP and 42,535 shares held by EWHP-A), issuable upon conversion of 1,073,297 shares of Senior Preferred Stock (1,031,786 shares held by EWHP and 41,511 shares held by EWHP-A), convertible within 60 days of the date hereof subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market, (iv) 12,373 shares of the Issuer’s Common Stock issuable upon the exercise of Warrants held by EWHP-A which were exercisable beginning on May 7, 2020, (v) 307,539 shares of the Issuer’s Common Stock issuable upon the exercise of Warrants held by EWHP which were exercisable beginning September 16, 2020 and (vi) stock options issued to R. Scott Barry to purchase 4,280 shares of the Issuer’s Common Stock (4,114 shares held for the benefit of EWHP and 166 shares held for the benefit of EWHP-A) which will be exercisable within 60 days of the date of this Amendment No. 8.

The shares of the Issuer’s Common Stock shown to be beneficially owned before the date of this filing exclude (a) 1,694,228 shares of the Issuer’s Common Stock issuable upon conversion of Senior Preferred Stock held by EWHP and (b) 68,162 shares of the Issuer’s Common Stock issuable upon conversion of Senior Preferred Stock held by EWHP-A, as such conversions cannot occur within 60 days after the date hereof due to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market.

(a) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. The number of shares listed in Row 9, Row 10 and Row 11 for each Reporting Person includes the shares of Common Stock held by the Reporting Person, shares of Common Stock issuable upon conversion of shares of Junior Preferred Stock held by the Reporting Person, shares of Common Stock issuable upon conversion of shares of Senior Preferred Stock held by the Reporting Person within 60 days of the date hereof (subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market), shares of Common Stock issuable upon the exercise of the Warrants held by the Reporting Person and shares of Common Stock issuable upon exercise of the stock options held by the Reporting Person.

Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated including 5,526,481 shares of the Issuer’s Common Stock outstanding as of August 9, 2023, plus 1,000,050 additional shares of the Issuer’s Common Stock which are issuable upon conversion of the Junior Preferred Stock held by the Reporting Persons (961,370 shares held by EWHP and 38,680 shares held by EWHP-A), plus 1,099,770 additional shares of the Issuer’s Common Stock which are issuable upon conversion of the Senior Preferred Stock held by the Reporting Persons within 60 days of the date hereof subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market (1,057,235 shares held by EWHP and 42,535 shares held by EWHP-A), plus 319,912 additional shares of the Issuer’s Common Stock which are issuable upon exercise of the warrants held by the Reporting Persons (307,539 shares held by EWHP and 12,373 shares held by EWHP-A), plus 4,280 additional shares of the Issuer’s Common Stock which are issuable upon exercise of the options issued to R. Scott Barry as a director for benefit of the Reporting Persons (4,114 shares held for the benefit of EWHP and 166 shares held for the benefit of EWHP-A) and exercisable within the next 60 days of this Amendment No. 8. All amounts are treated as converted into Common Stock only for the purpose of computing the percentage ownership of each Reporting Person.

(b) Regarding voting ownership in Rows 7 and 8:

The Senior Preferred Stock has the aggregate number of votes equal to the product of (a) the quotient of (i) the aggregate purchase price paid under the Stock Purchase Agreement for all shares of Senior Preferred Stock issued and outstanding as of such time, divided by (ii) the highest purchase price paid by a holder for a share of Senior Preferred Stock prior to or as of such time, multiplied by (b) two. Such formula ensures that no share of Senior Preferred Stock will ever have more than two votes per share, with such number of votes subject to reduction (but not increase) depending on the pricing of future sales of Senior Preferred Stock in the 2023 Private Placement. As of the date of this Amendment No. 8, the above formula results in each share of Senior Preferred Stock being entitled to 1.3 votes per share of Senior Preferred Stock. The totals reported in Row 7 and Row 8 of the cover page for each Reporting Person are calculated based upon that result. The Senior Preferred Stock votes with the Issuer’s Common Stock on all matters submitted to holders of common stock and does not vote as a separate class.

(c) Since the filing of the Amended Schedule 13D on July 14, 2023, the only transactions in Issuer’s securities by the Reporting Persons were the shares of Senior Preferred Stock purchased on September 8, 2023 and reported herein.

(d) and (e) not applicable.

Rule 13d-2(a) under the Act provides that if any material change occurs in the facts set forth in a reporting person’s Schedule 13D, including any material increase or decrease in the percentage of the class beneficially owned, such reporting person promptly shall file an amendment to such Schedule 13D. Due to inadvertent administrative error the Reporting Persons are revising Row 7, Row 8, Row 9, Row 10, Row 11 and Row 13 as reported on the cover page for each Reporting Person in Amendment No. 6 filed May 24, 2023 and Amendment No. 7 filed July 14, 2023 to Schedule 13D to account for revised voting power calculations related to the Senior Preferred Stock and the limitations on convertibility on the Senior Preferred Stock imposed by the rules and regulations of the Nasdaq Capital Market as follows:

AMENDMENT	REPORTING PERSONS	SOLE VOTING POWER (ROW 7) (1)(2)	SHARED VOTING POWER (ROW 8) (1)(2)	SOLE DISPOSITIVE POWER (ROW 9) (3)	SHARED DISPOSITIVE POWER (ROW 10) (3)	AGGREGATE AMOUNT BENEFICIALLY OWNED (ROW 11) (3)	PERCENT OF CLASS (ROW 13)
Amendment No. 6	EWHP	2,860,157	0	3,040,189	0	3,040,189	40.8%
Filed May 24, 2023	EWHP-A	115,073	0	122,316	0	122,316	2.2%
	Essex IX Fund GP	2,975,230	0	3,162,505	0	3,162,505	42.0%
	Essex IX General Partner	2,975,230	0	3,162,505	0	3,162,505	42.0%
	Managers	0	2,975,230	0	3,162,505	3,162,505	42.0%
Amendment No. 7	EWHP	3,400,226	0	3,377,321	0	3,377,321	43.0%
Filed July 14, 2023	EWHP-A	136,801	0	135,880	0	135,880	2.4%
	Essex IX Fund GP	3,537,027	0	3,513,201	0	3,513,201	44.2%
	Essex IX General Partner	3,537,027	0	3,513,201	0	3,513,201	44.2%
	Managers	0	3,537,027	0	3,513,201	3,513,201	44.2%

(1)

As of the date of Amendment No. 6, each share of Senior Preferred Stock was entitled to 2.0 votes per share of Senior Preferred Stock (270,035 shares held by EWHP and 10,864 shares held by EWHP-A). The totals reported in Row 7 and Row 8 of the cover page for each Reporting Person are calculated based upon that result.

(2)

As of the date of Amendment No. 7, each share of Senior Preferred Stock was entitled to 1.4 votes per share of Senior Preferred Stock (750,697 shares held by EWHP and 30,202 shares held by EWHP-A). The totals reported in Row 7 and Row 8 of the cover page for each Reporting Person are calculated based upon that result.

(3)

The shares of the Issuer’s Common Stock shown to be beneficially owned as of the date of Amendment No. 7 exclude (a) 944,648 shares of the Issuer’s Common Stock issuable upon conversion of Senior Preferred Stock held by EWHP and (b) 38,005 shares of the Issuer’s Common Stock issuable upon conversion of Senior Preferred Stock held by EWHP-A, as such conversions cannot occur within 60 days after the date of Amendment No. 7 due to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market. There were no shares of Senior Preferred Stock excluded as beneficially owned as of the date of Amendment No. 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Stock Purchase Agreement

On May 15, 2023, EWHP and EWHP-A (the “Investors”) entered into a stock purchase agreement, or the “Stock Purchase Agreement,” with the Issuer, pursuant to which the Investors purchased an aggregate of 280,899 shares of Senior Preferred Stock at for an aggregate of $2,000,000 (the “2023 Private Placement”). Pursuant to the 2023 Private Placement, the Issuer has authorized the issuance of up to $9,000,000 of Senior Preferred Stock to the Investors. The Senior Preferred Stock is convertible into shares of Common Stock on a 1-for-2.6667 basis at the option of (a) the Investors at any time or (b) the Issuer within 30 days following the date on which the 30-day volume-weighted average price of the Common Stock exceeds the product of (i) the Purchase Price for the shares of Senior Preferred Stock sought to be converted, multiplied by (ii) 2.75. In addition, the Certificate of Designations provides that, while the Senior Preferred Stock is outstanding but not later than December 31, 2025, the holders of Senior Preferred Stock, which includes the Investors and any of their affiliates holding shares of Senior Preferred Stock, have the right to exchange their shares of Senior Preferred Stock under certain conditions if the Issuer issues or sells other securities that such holders of Senior Preferred Stock reasonably believe contain more favorable terms, taken as a whole.

Each share of Senior Preferred Stock carries a liquidation preference, senior to the Common Stock and the Issuer’s Junior Preferred Stock, in an amount equal to the product of the Purchase Price for such share, multiplied by 2.50. Each share of Senior Preferred Stock is entitled to participate in dividends and other non-liquidating distributions (if, as and when declared by the Board of Directors of the Issuer) on an as-converted basis, pari passu with the Common Stock and Junior Preferred Stock.

Additional closings may be held under the Stock Purchase Agreement upon the mutual agreement of the Issuer and the Investors prior to December 31, 2025, until $9,000,000 of Senior Preferred Stock is sold to the Investors, subject to a minimum closing amount of $500,000. A second closing of Senior Preferred Stock was held between the Investors and the Issuer on July 12, 2023, wherein an additional 500,000 shares of Senior Preferred Stock were purchased for $2,000,000. The Stock Purchase Agreement was also amended at that time, which (a) clarified the appropriate date pursuant to which the purchase price for each share of Senior Preferred Stock to be sold in the 2023 Private Placement is determined (such that the purchase price shall be equal to the “Minimum Price” as set forth in Nasdaq Stock Market LLC Rule 5635(d)) and (b) permitted the Issuer to specify a desired closing date (subject to approval by the Investors) for each sale in the 2023 Private Placement. On September 8, 2023, the Investors purchased an additional 292,398 shares of Senior Preferred Stock in the 2023 Private Placement for a total of $1,000,001.

Item 7. Material to be filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated September 14, 2023.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2023

EW HEALTHCARE PARTNERS, L.P.		INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC,	/s/ Martin P. Sutter
	Its General Partner	Name: Martin P. Sutter

By:	/s/ R. Scott Barry	/s/ R. Scott Barry
	Name: R. Scott Barry	Name: R. Scott Barry
Title: Manager

EW HEALTHCARE PARTNERS-A, L.P.
/s/ Ronald W. Eastman
Name: Ronald W. Eastman

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC	/s/ Petri Vainio
	Its General Partner	Name: Petri Vainio

By:	/s/ R. Scott Barry	/s/ Steve Wiggins
	Name: R. Scott Barry	Name: Steve Wiggins
Title: Manager

ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ R. Scott Barry
Name: R. Scott Barry
Title: Manager

ESSEX WOODLANDS IX, LLC

/s/ R. Scott Barry
Name: R. Scott Barry
Title: Manager